UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Concert Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

206022105
(CUSIP Number)


December 31, 2014
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial
filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  206022105
13G/A
Page 2 of 7 Pages


1.

NAME OF REPORTING PERSON

Brookside Capital Partners Fund, L.P.



2.

(a)		0
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(b) 		0

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

	0 Shares


6.

SHARED VOTING POWER
	0


7.

SOLE DISPOSITIVE POWER

	0 Shares


8.

SHARED DISPOSITIVE POWER
	0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%
12.

TYPE OF REPORTING PERSON
              PN





CUSIP No.  206022105
13G
Page 3 of 7 Pages


13.

NAME OF REPORTING PERSON

Brookside Capital Trading Fund, L.P.



14.

(a)		0
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(b) 		0

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

17.

SOLE VOTING POWER

	0 Shares


18.

SHARED VOTING POWER
	0


19.

SOLE DISPOSITIVE POWER

	0 Shares


20.

SHARED DISPOSITIVE POWER
	0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	00 Shares

22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%
24.

TYPE OF REPORTING PERSON
              PN






Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule
13G/A relates is Concert
Pharmaceuticals, Inc. (the "Company").
Item 1(b).	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 99 Hayden Avenue, Suite 500,
Lexington, Massachusetts 02421.
Item 2(a).	Name of Person Filing
	This Statement is being filed on behalf of the following (collectively, the "Reporting
Persons"): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership
("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"); and (2) Brookside
 Capital Trading Fund, L.P., a
Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital Investors
II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is
Brookside Management.
	The Reporting Persons have entered into a Joint Filing Agreement, dated February 17,
2015, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting
Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none,
 Residence
       The principal business address of each of the Partners Fund, the Trading Fund, Brookside
Investors, Brookside Investors II, and Brookside Management is
John Hancock Tower, 200 Clarendon
Street, Boston, MA 02116.
Item 2(c).	Citizenship
       Each of the Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II and
Brookside Management is organized under the laws of the
State of Delaware.
Item 2(d).	Title of Class of Securities
       The class of equity securities of the Company to
which this filing on Schedule 13G relates is
Common Stock ("Common Stock").
Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is
206022105.
Item 3.	If this statement is filed pursuant to 240.13d-1(b)
 or 240.13d-2(b) or (c), check
whether the person filing is a:
(a)	[  ]  Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o).
(b)	[  ]  Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 73c).
(c)	[  ]  Insurance company as defined in section 3(a)(19)
 of the Act (15 U.S.C. 78c).
(d)	[  ]  Investment company registered under section 8
of the Investment Company Act of 1940 (15
U.S.C. 80a-8).
(e)	[  ]  An investment adviser in accordance with
13d-1(b)(1)(ii)(E).
(f)	[  ]  An employee benefit plan or endowment fund
in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	[  ]  A parent holding company or control person
in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	[  ]  A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813).
(i)	[  ]  A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

  	[x]  If this statement is filed pursuant to
240.13d-1(c), check this box.
Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       As of the close of business on December 31, 2014,
the Partners Fund held 0 Shares of Common
Stock. As of the close of business on December 31, 2014,
the Trading Fund held 0 Shares of Common
Stock. As a result of the foregoing and the relationships
described in Item 2(a), the Reporting Persons
may be deemed to beneficially own 0 shares of the Common
Stock of the Company as of December 31,
2014.
Item 4(b).  Percent of Class
       As of the close of business on December 31, 2014,
the Partners Fund held 0.00% of the Common
Stock of the Company. As of the close of business on
 December 31, 2014, the Trading Fund held 0.00%
of the Common Stock of the Company.
Item 4(c).  Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
0 Shares

       (ii)	shared power to vote or to direct the vote:
0

(iii)	sole power to dispose or to direct the
disposition of:	0 Shares

       (iv)	shared power to dispose or to direct the
       	disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than 5% of the
class of securities, check the following [x].
Item 6.	Ownership of More than Five Percent on Behalf of
Another Person
       Not Applicable.
Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being
Reported on by the Parent Holding Company:
       Not Applicable.
Item 8.	Identification and Classification of Members of the Group
       Not Applicable.
Item 9.	Notice of Dissolution of Group
       Not Applicable.

















Item 10.	Certification
       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated:  February 17, 2015
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
 __
                              Name: William E. Pappendick IV
                              Title: Managing Director


                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
 __
                              Name: William E. Pappendick IV
                              Title: Managing Director


Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G


The undersigned hereby agree as follows:

(i) The Statement on Schedule 13G, and any amendments thereto, to which this Agreement is annexed as
Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-
1(k) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but
none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 17, 2014


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
     __
                              Name: William E. Pappendick IV
                              Title: Managing Director

                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
  __
                              Name: William E. Pappendick IV
                              Title: Managing Director





41470185_2
41470185_2


41470185_2